Exhibit 99.1

Azure Power Appoints a Chief Executive Officer and a President

Ranjit Gupta and Murali Subramanian Bring Deep Experience and Fresh Leadership to India’s Top Solar Development Platform

New Delhi, India, July 17, 2019 - Azure Power Global Limited (“Azure Power” or the “Company”) (NYSE: AZRE), a leading solar power producer in India, today announced that its board of directors has appointed Mr. Ranjit Gupta as chief executive officer and a member of the Board, and Mr. Murali Subramanian as president, effective July 18, 2019.

“I am excited to join Azure Power and look forward to getting started immediately,” said Mr. Gupta. “We welcome the opportunity to work with our new colleagues who established Azure Power as India’s leading solar developer. This is an exciting time in Indian renewable markets. We will build on Azure Power’s 3-Gigawatt portfolio and solid track record to advance the company and enhance its leadership position, creating value for shareholders, employees and the communities we serve.”

Mr. Gupta and Mr. Subramanian were the co-founders and CEO and chief operating officer, respectively, of Ostro Energy, a start-up enterprise that they grew into one of the leading renewable energy companies in India with a portfolio of over 1,000 MWs. Prior to Ostro Energy, Mr. Gupta and Mr. Subramanian were the leading executives at other power companies, including Orange Renewables and IndiaBulls Power. They began their careers at Schlumberger, in various field and management positions.

As previously announced, Mr. Inderpreet Wadhwa made the decision to retire as CEO and chairman of the board of directors upon the appointment of a new CEO.  Mr. Wadhwa will continue to serve as an advisor to the Company until December 31, 2019 to facilitate an orderly transition.

“We are excited to welcome Ranjit and Murali to Azure Power,” said Barney Rush, chair of the Nomination and Governance Committee. “They are proven senior executives who are deeply knowledgeable of the Indian renewable sector. We have confidence that under their leadership, Azure will continue to strengthen its leadership position in the renewable power sector. We would also like to thank Inderpreet Wadhwa for his vision, commitment and skill in building Azure into the strong and dynamic company it is today.”

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India with a portfolio over 3 gigawatts.  Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008.  With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry.  The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public Company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the SEC from time to time.  All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power

2